April 23, 2024

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Eric McPhee Jennifer Monick

Re:	SITE Centers Corp.

Form 10-K for the fiscal year ended December 31, 2023

File No. 001-11690

Ladies and Gentlemen:

SITE Centers Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 16, 2024 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 10-K for the fiscal year ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.

We note from your most recent earnings call that the pace of dispositions has remained robust and that you have almost $750 million of real estate currently either under LOI or in contract negotiation. While the disclosure in your Form 10-K notes that you have engaged in significant disposition activity in recent periods, it is not clear from your disclosure whether you are following a broader strategy to dispose of certain assets, other than those related to the announced planned spin-off, and whether or not that trend should be expected to continue into future periods. Please tell us what consideration you have given to discussing known trends or uncertainties that are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations related to your disposition strategy within your Management’s Discussion and Analysis of Financial Condition and Results of Operations. Reference is made to Item 303 of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

The Company respectfully acknowledges the Staff’s comment and notes that in connection with preparing the Form 10-K, the Company carefully considered known trends and uncertainties associated with its disposition strategy, including for time periods following the completion of its planned spin-off of Curbline Properties Corp. (“Curbline Properties”). As a result, the Company made a number of disclosures in the Form 10-K related to future dispositions, including in response to Item 303 of Regulation S-K.

For example, in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Current Strategy, the Company states:

“Following the separation of Curbline, the Company intends to realize value through operations and, depending on market conditions, the sale of additional assets. The timing of certain sales may be impacted by interim leasing, tactical redevelopment activities, and other asset management initiatives intended to maximize values.” (page 30)

Similarly, in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Economic Conditions (page 49), the Company states:

“Following the separation of Curbline, depending on market conditions, the Company intends to sell additional assets and use the proceeds to repay outstanding indebtedness, redeem Curbline’s preferred investment in the Company and make distributions to shareholders. The timing of certain sales may be impacted by interim leasing, tactical redevelopment activities, and other asset management initiatives intended to maximize values. Unfavorable changes in interest rates or the capital markets could adversely impact the Company’s ability to sell additional assets on favorable terms.”

Similar statements can also be found in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Sources and Uses of Capital – Curbline Separation (page 44).

Furthermore, the Company discloses in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity, Capital Resources and Financing Activities – Dividend Distribution (page 43) that:

“The Company’s future dividend policy may also be influenced by future asset sales, though the Company’s ability to distribute sale proceeds to shareholders will be subject to restrictions set forth in the terms of the Company’s indebtedness and preferred stock financings”.

Taken together, and with the Company’s various statements in the Form 10-K that it plans to utilize asset sale proceeds to repay indebtedness prior to the Curbline spin-off (see, e.g., such statements in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary – Current Strategy (page 30), – Liquidity, Capital Resources and Financing Activities – Mortgage Financing Commitment (page 42), – Sources and Uses of Capital – Curbline Separation (page 44) and – Capitalization (page 47)), the Company believes that these statements communicate both the Company’s current and expected future strategy to sell properties beyond those related to the planned spin-off of Curbline Properties (with the volume of such sales dependent on market conditions among other factors) and the impact of those sales on the Company’s expected capital structure, indebtedness, and dividend policy.

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United States Securities and Exchange Commission

Division of Corporation Finance

If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 646-868-4750.

Very truly yours,

/s/ Conor Fennerty
Conor Fennerty
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Christina Yarian, Senior Vice President,

and Chief Accounting Officer